AeroCentury Corp.
1440 Chapin Avenue, Suite 310
Burlingame, California 94010
650-340-1888
Fax:  650-696-3929

VIA EDGAR

Securities & Exchange Commission
Division of Corporation Finance
Washington DC 20549-4631
Attn: Christina Chalk, Esq.
Senior Special Counsel
Officer of Mergers and Acquisitions

Re:         AeroCentury Corp. PREC14A filed March 18, 2015

Dear Sirs/Mesdames:

This letter is in response to your letter to Timothy J. Harris, dated March 24, 2015, regarding the above-referenced Form PREC14A filed by AeroCentury Corp. (the “Company”).  Concurrently herewith, we have filed a revised Preliminary Proxy Statement (and form of proxy card) reflecting the revisions described herein and have transmitted to you under separate cover a copy of the revised Preliminary Proxy Statement marked to show such revisions.  For your convenience, your comments are included in bold italics preceding our responses.

General

1.   Please confirm your understanding (in your response letter) that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

2. If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

The Company does not plan to solicit proxies via Internet chat rooms.

  3.    Revise the proxy statement and form of proxy to mark both as “preliminary.” See Rule 14a-6(e)(1).

Noted and so revised.

4. Revise to disclose an accurate date on which the proxy materials are being furnished to shareholders on the first page of the proxy statement. Refer to Item 1(b) of Schedule 14A.

Noted, and so revised, assuming that the proxy statement will be cleared for use within ten days after the filing of the revised preliminary proxy statement filed concurrently with this letter.

5. As to each proposal for which proxies are being solicited, provide the disclosure required by Item 21 of Schedule 14A.

The Company has added, beginning on page 4 of the Proxy Statement, the disclosure required by Item 21 of Schedule 14A for each of the three proposals to be voted on at the Annual Meeting.

Background  of  the  Solicitation  for  Director  Election, page  4

6.	Explain why the Company discontinued all business dealings with Mr. Beaumont in 2012.

We have added the requested disclosure relating to the reasons why the Company has not engaged in any further business transactions with Mr. Beaumont after 2012.

7.  In the third paragraph in this section, provide more specifics about the “various times” at which Mr. Beaumont has approached the Company about opportunities for aircraft engines and other business opportunities and explain why in each case, the Company elected not to participate in those business opportunities.

The Company has added timeframes to the discussion of the rejections of transactions proposed to the Company by Mr. Beaumont and elaborated on the reasons that the Company declined to acquire engine and other assets presented by Mr. Beaumont as a broker to the Company for acquisition.

8.   In the fourth paragraph in this section, provide a date for when Mr. Beaumont suggested a joint venture with the Company and explain what kind of business venture he suggested that you describe as “outside the Company’s core business.”

The Company has added the requested additional disclosure to explain that the joint venture related to aircraft engine leasing transactions that were outside the Company’s core business of aircraft leasing.

9. Here or where appropriate in the revised proxy statement, describe the termination provisions of the Company’s Management Agreement with JMC as they relate to a change in control transaction such as the acquisition proposed by Mr. Beaumont. Quantify the termination fees that could be triggered if the Management Agreement were to be terminated before its expiration in 2018 due to a change in control or otherwise.

The Management Agreement contains a provision that entitles the Company to unilaterally terminate the Management Agreement prior to its scheduled expiration on April 23, 2018, and obligates the Company to pay an early termination fee to JetFleet Management Corp. in the event of such unilateral termination by the Company.  We have added a disclosure of this unilateral termination right and early termination fee to the discussion of the Management Agreement beneath the caption “JMC Management Fee and Risk Management.”

The acquisition of the Company by Mr. Beaumont or any third party, however, would not trigger termination of the Management Agreement.  Therefore, there are no fees payable to JetFleet Management Corp. merely as a result of  a change in control of the Company.

Related Party Transactions, page 15

10. The disclosure here states that the Company has no employees and management of the Company is performed by JetFleet Management Corporation (JMC), which is a subsidiary of JetFleet Holding Company (JHC), pursuant to a 20 year Management Agreement between the Company and JMC.  JMC is controlled by Company President and Chairman Neal Crispin and his wife Toni Perazzo who is also a director and CFO of the Company and both Mr. Crispin and Ms. Perazzo are employees of JMC. The officers of the Company are also officers of JMC and two members of JMC’s Board of Directors are also members of the Company’s Board of Directors. Quantify the amount of compensation attributable to participants in this solicitation including Mr. Crispin and Ms. Perazzo by virtue of their affiliation with or ownership interest in JMC or JHC. See Item 5(b) of Regulation 14A and 404 of Regulation S-K. See also, Item 402(m) of Regulation S-K.

The roles of Mr. Crispin and Ms. Perazzo as participants in the Company’s solicitation of proxies is described in Appendix A.  The Company has added disclosure to Appendix A that neither Ms. Perazzo nor Mr. Crispin receives any compensation from the Company or JetFleet Holding Corp.  The Company has further disclosed beneath the caption “Executive Compensation” that Mr. Crispin and Ms. Perazzo receive no salary from the Company or JetFleet Holding Corp. and has added a reference to the Summary Compensation Table to Appendix A.  Their respective compensation from JMC is set forth in the Summary Compensation Table on page 23. The compensation set forth therein will be unaffected by the outcome of the election for which this proxy solicitation is being made.

11. With respect to the Management Agreement between the Company and JMC, briefly explain how the management fees payable under the Agreement are calculated.

We have added the requested disclosure in the discussion beneath the caption “JMC Management Fee and Risk Management".

12. Quantify any other fees paid or payable to JMC or JHC outside of the Management Agreement (such as the acquisition or remarketing fees referenced on page 13 of the proxy statement), and explain the basis for such fees if payable other than pursuant to the Management Agreement.

We have added the requested disclosure beneath the caption “JMC Management Fee and Risk Management”.

13. As you are aware, Mr. Beaumont has made a proposal to acquire the Company. Quantify the fees that may be payable to Company insiders pursuant to their affiliation with JMC and JHC described in our comment above upon a change in control of the Company. Discuss any conflicts of interest presented.

As stated above in response to Comment 9, no fees are payable to either JMC or JHC upon a change in control of the Company.  Therefore, no fees would be payable to any Company insiders upon a change in control of the Company.  The Company has added an express disclosure to this effect beneath the caption “JMC Management Fee and Risk Management”.

14. Given that Company insiders control JMC, explain specifically why JMC granted the Company a waiver of the management fee payable by the Company for the fourth quarter of 2014, including the timing of the waiver. Clarify whether the $1,200,000 waiver means the fee is deferred or waived permanently and describe any materials terms of the waiver arrangement.

The waiver of the fourth quarter 2014 fee was a permanent waiver.  It was granted by JMC to permit the Company to comply with certain financial covenants, as was disclosed in the Company’s 10-K filing for the fiscal year ended December 31, 2014.  We have added the requested disclosure beneath the “Management Agreement” caption in “Related Party Transactions”.

The undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-340-1888 if you have any questions

Very truly yours,

/s/ Toni M. Perazzo
Toni M. Perazzo
Chief Financial Officer